EXHIBIT 99.2

MOGO ANNOUNCES RESULTS OF ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 18, 2019, Vancouver – Mogo Finance Technology Inc. (TSX: MOGO; NASDAQ: MOGO) ("Mogo" or the "Company"), one of Canada's leading financial technology companies, is pleased to announce that all resolutions put forward at the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on June 18, 2019, as described in the Company’s management information circular dated May 13, 2019 (the “Circular”), were approved.

The Arrangement

Shareholders approved a special resolution, in the form set out in Appendix A to the Circular, approving a plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) involving the Company and Difference Capital Financial Inc. (“Difference Capital”). Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,546,414	99.90%	12,150	0.10%

The Arrangement was also approved by 99.83% of the votes cast by Shareholders after excluding votes cast by certain Shareholders in accordance with Section 8.1 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Upon completion of the Arrangement, the Company will become a wholly-owned subsidiary of Difference Capital, to be renamed ‘Mogo Inc.’, and the board of directors will be comprised of David Feller, Gregory Feller, Minhas Mohamed, Michael Wekerle and Kees Van Winters, as more particularly set out in Difference Capital’s press release issued earlier today. Additional details of the Arrangement are set out in the press release of the Company dated April 15, 2019 and the Circular, which are available under the Company’s profile on SEDAR at www.sedar.com. Completion of the Arrangement remains subject to the approval of the Supreme Court of British Columbia (the “Court”) and certain other customary closing conditions. The application for the final order from the Court is scheduled to be heard on June 19, 2019. Assuming that all conditions to closing of the Arrangement are satisfied or waived, the Arrangement is expected to be completed on or about June 21, 2019.

In addition to the approval of the Arrangement, Shareholders approved the following matters at the Meeting:

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	12,546,261	99.91%	11,303	0.09%
Gregory Feller	12,546,261	99.91%	11,303	0.09%
Minhas Mohamed	12,543,533	99.89%	14,031	0.11%
Praveen Varshney	12,215,321	97.27%	342,243	2.73%
Matthew Bosrock	12,546,261	99.91%	11,303	0.09%

In the unlikely event the Arrangement is not completed, the board of directors of the Company will be comprised of the foregoing individuals.

Appointment of Auditor

MNP LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
13,338,242	99.98%	2,486	0.02%

The renewal of the Company's stock option plan and the unallocated options, rights and other entitlements available thereunder was approved. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,198,766	97.14%	358,797	2.86%

About Mogo

Mogo (TSX: MOGO; NASDAQ: MOGO) — a financial technology company — is a financial health app that empowers consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

About Difference Capital

Difference Capital invests in and advises growth companies. It leverages its capital market expertise to help unlock value in technology, media and healthcare companies as it approaches important milestones in their business lifecycle.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954